                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549



                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                         FEDFIRST FINANCIAL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   31429X 10 5
                                   -----------
                                 (CUSIP Number)

                                PETER D. GRIFFITH
                      PRESIDENT AND CHIEF EXECUTIVE OFFICER
                         FEDFIRST FINANCIAL CORPORATION
                    FEDFIRST FINANCIAL MUTUAL HOLDING COMPANY
                             DONNER AT SIXTH STREET
                          MONESSEN, PENNSYLVANIA 15062
                                 (724) 684-6800
--------------------------------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                FEBRUARY 14, 2005
                                -----------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d- 1(g),
check the following box |_|.

      NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.






                         (Continued on following pages)



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-----------------------
CUSIP No.  31429X 10 5
-----------------------
                                  SCHEDULE 13D

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   1   NAMES OF REPORTING PERSONS

           FEDFIRST FINANCIAL MUTUAL HOLDING COMPANY

       I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

           25-1828028
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   2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) /__/
                                                                 (b) /__/
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   3   SEC USE ONLY
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   4   SOURCE OF FUNDS
            OO
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   5   CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(d) or 2(e)                                                /__/
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   6   CITIZENSHIP OR PLACE OF ORGANIZATION
             UNITED STATES
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                       7   SOLE VOTING POWER
      NUMBER OF                  100
       SHARES        -----------------------------------------------------------
    BENEFICIALLY       8   SHARED VOTING POWER
      OWNED BY                    0
        EACH         -----------------------------------------------------------
      REPORTING        9   SOLE DISPOSITIVE POWER
       PERSON                    100
        WITH         -----------------------------------------------------------
                       10  SHARED DISPOSITIVE POWER
                                  0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             100
--------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES /_/

--------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11);
             100%
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  14   TYPE OF REPORTING PERSON
             HC, CO
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                                        2

ITEM 1.  SECURITY AND ISSUER.
         -------------------

      This Schedule 13D relates to the shares of common stock, par value $.01 per share, of FedFirst Financial Corporation (the "Issuer" or the "Company"), a federally chartered corporation. The principal executive office of the Issuer is located at Donner at Sixth Street, Monessen, Pennsylvania 15062.

ITEM 2.  IDENTITY AND BACKGROUND.
         -----------------------

      This Schedule 13D is being filed by FedFirst Financial Mutual Holding Company (the "MHC"), a federally chartered mutual holding company. The MHC's principal business is to hold a majority of the Issuer's shares of common stock. The principal office of the MHC is located at Donner at Sixth Street, Monessen, Pennsylvania 15062. During the past five years the MHC has not been convicted in a criminal proceeding nor has the MHC been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Attached as Schedule I hereto and incorporated herein by reference is a list containing certain information with respect to each director and executive officer of the MHC (the "Insiders"). To the MHC's knowledge, each of the Insiders is a United States citizen, and none of such Insiders has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor have the Insiders been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
         -------------------------------------------------

      On January 20, 1999, the Issuer contributed 100 shares of common stock to the MHC in connection with the reorganization of First Federal Savings Bank, a wholly-owned subsidiary of the Issuer, from a mutual savings bank to the mutual holding company form of organization (the "Reorganization").

ITEM 4.  PURPOSE OF TRANSACTION.
         ----------------------

      The primary purpose of the Reorganization was to establish a structure that will result in the raising of additional capital to support future lending and operational growth and may also support possible future branching activities or acquisitions.

      On February 14, 2005, the Securities and Exchange Commission declared effective the Issuer's Registration Statement on Form SB-2, whereby the Issuer intends to offer approximately 45% of its outstanding common stock in an initial public offering and to issue approximately 55% of its outstanding common stock to the MHC. The Insiders propose to purchase, in the aggregate, approximately 3.7% of the Issuer's outstanding shares in the initial public offering. Neither the MHC nor the Insiders currently have any plans or proposals which relate to or would result in: (a) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (b) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the Board; (c) changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person; (d) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized or to be quoted in an inter-dealer quotation system of a registered national securities association; or (e) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act.

      In the future, the MHC and/or the Insiders may determine to purchase additional shares of the Issuer's common stock (or other securities of the Issuer) or the MHC and/or the Insiders may determine to sell shares of the Issuer's common stock. Any such determination will depend on a number of factors, including market prices, the Issuer's prospects and alternative investments.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
         ------------------------------------

      (a) - (b) The MHC beneficially owns (with sole voting and dispositive power) 100 shares of the Issuer's common stock or 100% of the Issuer's outstanding shares. The Insiders currently own no shares of the Issuer's common stock.

ITEM 6.  CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS, OR RELATIONSHIPS WITH RESPECT
         ----------------------------------------------------------------------
         TO SECURITIES OF THE ISSUER.
         ---------------------------

      Not applicable.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.
         --------------------------------

      Not applicable.



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                                    SIGNATURE
                                    ---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                       FEDFIRST FINANCIAL MUTUAL
                                       HOLDING COMPANY


Date: February 15, 2005                By: /s/ Peter D. Griffith
                                           -------------------------------------
                                           Peter D. Griffith
                                           President and Chief Executive Officer

                                   SCHEDULE I
 DIRECTORS AND EXECUTIVE OFFICERS OF FEDFIRST FINANCIAL MUTUAL HOLDING COMPANY
 -----------------------------------------------------------------------------

      The names, business address and present principal occupation of each director, executive officer and controlling person of FedFirst Financial Mutual Holding Company set forth below. All persons are citizens of the United States.

NAME                 BUSINESS ADDRESS                 PRINCIPAL OCCUPATION
----                 ----------------                 --------------------

John M. McGinley     Donner at Sixth Street           Chairman of the Board of FedFirst Financial
                     Monessen, Pennsylvania 15062     Corporation, FedFirst Financial Mutual Holding
                                                      Company and First Federal Savings Bank.  President of
                                                      McGinley Maintenance, Inc.

Joseph U. Frye       Donner at Sixth Street           Director of FedFirst Financial Corporation, FedFirst
                     Monessen, Pennsylvania 15062     Financial Mutual Holding Company and First Federal
                                                      Savings Bank.  President of Frye Construction.

John J. LaCarte      Donner at Sixth Street           Director of FedFirst Financial Corporation, FedFirst
                     Monessen, Pennsylvania 15062     Financial Mutual Holding Company and First Federal
                                                      Savings Bank.  President of Model Cleaners, Uniforms
                                                      & Apparel LLC.  Owner of FCI Associates.

Peter D. Griffith    Donner at Sixth Street           President and Chief Executive Officer of First Federal
                     Monessen, Pennsylvania 15062     Savings Bank, FedFirst Financial Mutual Holding
                                                      Company and FedFirst Financial Corporation.

Jack M. McGinley     Donner at Sixth Street           Director of FedFirst Financial Corporation, FedFirst
                     Monessen, Pennsylvania 15062     Financial Mutual Holding Company and First Federal
                                                      Savings Bank.  Chief Executive Officer of McGinley
                                                      Maintenance, Inc.

Richard B. Boyer     Donner at Sixth Street           President of Exchange Underwriters, Inc. Director of
                     Monessen, Pennsylvania 15062     FedFirst Financial Corporation, FedFirst Financial
                                                      Mutual Holding Company and First Federal Savings Bank.

Robert L. Breslow    Donner at Sixth Street           Vice President and Chief Financial Officer of First
                     Monessen, Pennsylvania 15062     Federal Savings Bank and Senior Vice President and
                                                      Chief Financial Officer of FedFirst Financial Mutual
                                                      Holding Company and FedFirst Financial Corporation.

Linda S. Powell      Donner at Sixth Street           Vice President - Branch Operations of First Federal
                     Monessen, Pennsylvania 15062     Savings Bank and Vice President of FedFirst Financial
                                                      Mutual Holding Company and FedFirst Financial Corporation.

DaCosta Smith, III   Donner at Sixth Street           Vice President - Human Resources of First Federal
                     Monessen, Pennsylvania 15062     Savings Bank and Vice President of FedFirst Financial
                                                      Mutual Holding Company and FedFirst Financial Corporation.

Kevin G. Vitale      Donner at Sixth Street           Vice President - Lending Operations of First Federal
                     Monessen, Pennsylvania 15062     Savings Bank and Vice President of FedFirst Financial
                                                      Mutual Holding Company and FedFirst Financial Corporation.